**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

# NEWS RELEASE

**July 9, 2019**

## Enerplus to Report Second Quarter 2019 Results on August 9

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) will be releasing operating and financial results for the second quarter of 2019 prior to market open on Friday, August 9th, 2019. A conference call hosted by Enerplus' President & CEO, Ian C. Dundas, will be held at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are as follows:

**Second Quarter 2019 Results Live Conference Call**

Date:            Friday, August 9, 2019
Time:            9:00 AM MT (11:00 AM ET)
Dial-In:         587-880-2171 (Alberta)
                 1-888-390-0546 (Toll Free)
Conference ID: 18883249
Audiocast: https://event.on24.com/wcc/r/2040116/096536B9083B08C863107046B5B438D1

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In:        416-764-8677
                1-888-390-0541 (Toll Free)
Passcode:   883249 #

Electronic copies of our 2019 interim and 2018 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

**About Enerplus**
Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation